ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ L.304 / 20[redacted]

Finance Department
Tel. 0-2537-4512, 0-2537-4611

October 5 , 2004

04045555

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: 2005 PTTEP's Public Holidays

PTT Exploration and Production Public Company Limited (PTTEP) would like to inform you that PTTEP's 2005 Holiday Calendar is as follows:

Monday	3	January	Substitution for New Year's Day
Wednesday	23	February	Makha Bucha Day
Wednesday	6	April	Chakri Memorial Day
Wednesday	13	April	Songkran Festival Day
Thursday	14	April	Songkran Festival Day
Friday	15	April	Songkran Festival Day
Monday	2	May	Substitution for National Labor Day
Thursday	5	May	Coronation Day
Monday	23	May	Substitution for Visakha Bucha Day
Thursday	21	July*	Asalha Bucha Day
Friday	22	July	Buddhist Lent Day
Friday	12	August	H.M. The Queen's Birthday
Monday	24	October	Substitution for Chulalongkorn Day
Monday	5	December	H.M. The King's Birthday
Monday	12	December	Substitution for Constitution Day

Yours sincerely,

Maroot Mrigadat
President

Jlw 10/20

<u>Note</u>: * *PTTEP's holiday which is different from the Stock Exchange of Thailand's.*

อาคารสำนักงาน ปตท.สผ. 555 ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900 โทร. +66(0) 2537-4000 แฟ็กซ์ +66(0) 2537-4333, 2537-4444 http://www.pttep.com
PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900 Thailand Tel. +66(0) 2537-4000 Fax: +66(0) 2537-4333, 2537-4444 http://www.pttep.com